Mail Stop 6010

      March 14, 2006

Via Facsimile and U.S. Mail

Mr. Adam Kablanian
Chief Executive Officer
Virage Logic Corporation
47100 Bayside Parkway
Fremont, CA   94538


	Re:	Virage Logic Corporation
		Form 10-K for the year ended September 30, 2005
Filed December 30, 2005
Form 10-Q as of December 31, 2005
		File No. 0-31089


Dear Mr. Kablanian:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2005

Report of Independent Registered Public Accounting Firm, page 47

1. The references in the report of the independent registered public accounting firm do not appear to be correct based on the index included in Item 15. Please have your auditor confirm that this is a typographical error and have it revise its report in future filings to refer to the proper items contained in the index included in Item
15.

Note 1.  Organization and Summary of Significant Accounting
Policies,
page 54

2. We note that cash and cash equivalents and short-term investments represent 23% and 30%, respectively, of your total assets at September 30, 2005. Please tell us and revise future filings to disclose your accounting policies for cash and cash equivalents and short-term investments. Disclose the nature of items included as cash equivalents.

-Accounting for Internal-Use Computer Software, page 56

3. You state that your accounting policy with respect to accounting for computer software developed or obtained for internal use is consistent with SOP 98-1. Please revise future filings to disclose your specific accounting policy for internal use computer software.
Disclose how your policies comply with SOP 98-1. Your current presentation may be confusing to investors who are not familiar with the requirements of SOP 98-1.

Note 3.  Balance Sheet Components, page 63

4. Please revise future filings to disclose the contractual maturities of debt securities classified as available for sale.
Refer to paragraph 20 of SFAS 115.

Form 10-Q for the quarter ended December 31, 2005

Note 1. Organization and Summary of Significant Accounting
Policies,
page 6

Stock-based Compensation, page 8

5. Please revise future filings to remove the presentation of results
"Using Previous Accounting." The presentation of loss from operations, loss before income taxes, net income and earnings per share "using previous accounting" are non-GAAP financial measures. Please refer to SAB Topic 14G and Item 10(e)(1)(ii)(c) of
Regulation
S-K.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

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Mr. Adam Kablanian
Virage Logic Corporation
March 14, 2006
Page 3